UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 3

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)    ☐

alstria office REIT-AG
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany
(Jurisdiction of Subject Company’s Incorporation or Organization)

alstria office REIT-AG
(Name of Person(s) Furnishing Form)

No Par Value Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Brigitte Büchner
Bäckerbreitergang 75
20355 Hamburg
Germany
+49-40-226341-319
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 11, 2009
(Date Tender Offer/Rights Offering Commenced)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit No.

99.1	Press Release regarding the Announcement of the Allocation Rate, dated June 30, 2009.
99.2	Press Release regarding the Offer, dated June 30, 2009

Item 2.  Informational Legends

alstria office REIT-AG has included the legend required by Rule 801(b) on (i) the Press Release regarding the Announcement of the Allocation Rate and (ii) the Press Release regarding the Offer, both dated June 30, 2009.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by alstria office REIT-AG with the Securities and Exchange Commission on June 4, 2009.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

alstria office REIT-AG

By:	/s/ Alexander Dexne
	Name:	Alexander Dexne
	Title:	CFO

Date: June 30, 2009